UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

1.	Debt Roadshow Presentation

Item 1

DEBT ROAD SHOW PRESENTATION December 2019

IMPORTANT LEGAL NOTES Ǯ This Presentation (references to which and to any information contained herein shall be deemed to include information which has been or may be supplied in writing or orally in connection herewith or in connection with any further enquiries) is provided for the sole purpose of providing general information to assist the recipient in deciding whether it wishes to proceed with a further investigation for investing in Israel Chemicals Ltd . and/or its affiliates (hereinafter jointly referred to as the “ Company ” or “ ICL ” ) . This Presentation shall not form the basis of, or be relied upon in connection with, any contract or commitment whatsoever, and it does not purport to be comprehensive or to contain all the information that the recipient may need in order to evaluate the Company and/or its assets . The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . securities or in any securities of its affiliates or subsidiaries . No representation, warranty or undertaking, express or implied, is given by ICL and/or any member of the ICL Group or their respective directors, officers, employees, agents, representatives and/or advisers as to or in relation to the accuracy, completeness or sufficiency of the information contained in this Presentation or as to the reasonableness of any assumption contained therein . To the maximum extent permitted by law , the Company and its respective directors, officers, employees, agents, representatives and/or advisers expressly disclaim any and all liability which may arise from this Presentation and any errors contained therein and/or omissions therefrom or from any use of this Presentation or its contents or otherwise in connection therewith . No representation or warranty is given as to the achievement or reasonableness of, and no reliance should be placed on, any valuations, forecasts, estimates, opinions and projections contained in this Presentation . In all cases, recipients should conduct their own investigation of any analysis of the Company and/or its assets and the information contained in this Presentation . Nothing in this Presentation constitutes investment advice and any opinions or recommendations that may be contained herein have not been based upon a consideration of financial situation or particular needs of any specific recipient . Any prospective investor interested in buying Company ’ s securities or evaluating the Company and/or its assets is recommended to seek its own financial and other professional advice . This Presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe “ , "could", "should", "potential “ , “ expect “ , "anticipate “ , "intend “ , "plan “ , "estimate", “ predict ” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . These forward - looking statements and projections are not guarantees of future performance and are subject to a number of assumptions, risks, projections and uncertainties, many of which are beyond the Company ’ s control, which could cause actual results, performance or achievements to differ materially from those described in or implied by such statements or projections . Because such statements deal with future events and are based on our management ’ s beliefs and assumptions and on information currently available to our management, they could be impacted or be subject to various risks and uncertainties, including, but not limited to, those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2018 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this Presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted EBITDA excluding divested businesses, adjusted net income excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow, designed to complement the financial information presented in accordance with GAAP because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with GAAP . Please refer to our Q 3 2019 results report on Form 6 - K for the third quarter ended September 30 , 2019 filed with TASE and the SEC for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP .

Manufacturing plants in 13 countries worldwide 44 Sales in 2018 , with balanced product portfolio $ 5.6 B Market Cap as of Dec 16 , 2019 Traded on TASE since 1992 Traded on NYSE since 2014 $ 5.8 B Second largest public Israeli company in terms of sales # 2 Leading supplier across most business lines and target markets TOP 3 Employees worldwide, 4,500 in Israel ~ 11,000 ICL - AT A GLANCE > 4.0% (1) Industry leading dividend yield BBB - Investment grade rating & positive outlook (Fitch). Net debt to EBITDA reduced from 2.9 as of 2017 year - end to 1.8 as of Sep. 30 , 2019 ǯ 1 Based on last 4 quarters ’ dividend

SUSTAINABILITY

We are committed to disciplined, continuous improvement in all sustainability areas

- Environmental Protection
- Safety
- Sustainable Products
- Fair and Diverse Employment
- Business Ethics
- Community Contribution

$121M

ICL's investments and expenditures on environmental projects and operations in 2018

Success in Emission Reduction

Reduction rates for ICL Global air emissions between 2008 and 2018: 86% in NOx; 65% in PM; 57% in SOx; 21% in GHGs

Top-Tier Environmental & Safety Management

Vast majority of production sites certified for ISO 14001 and OHSA 18001, or equivalent standards – 91% and 89% of sites for Environmental & Safety management standards respectively

SILVER ranking

for the 2018 EcoVadis sustainability assessment as a global supplier, receiving among the top 7% global scores

Sustainable Procurement

ICL conducts sustainability assessments and audits for its suppliers, through the cooperative TFS (Together For Sustainability) program- a joint initiative of 23 global chemical companies

'Platinum+' Ranking

The Highest 'Platinum+' score in the 2019 Maala Index, Israel's leading sustainability ranking for businesses

ICL

4

In western Europe in compound PK fertilizers # 1 Most competitive globally in potash # 1 # 1 Globally in bromine # 1 Globally in phosphorus based flame retardants # 1 Globally in specialty phosphates # 3 DNA OF LEADERSHIP Globally in soluble phosphate based fertilizers Ǳ

ICL potash helps farmers increase yields and feed the world ICL provides essential € ingredients for various industrial and food applications ICL ’ s bromine solutions are all around us, making consumer goods safer and production more efficient & sustainable LEADERSHIP STRATEGY PRESENT ICL specialty fertilizers provide growers with optimal plant nutrition solutions Phosphate Solutions division Potash division Industrial Products division IAS - Innovative Ag Solutions division ǲ POTASH IAS

ICL BUSINESS LEADERSHIP Potash business cost b y Site and by Com p any 2 Global leadership In Specialty Phosphates ICL 24 % ICL Dead Sea Market Share – Specialty Phosphates – Europe, NA, and LatAm 1 Among the top 3 most competitive potash producers ICL Others 31 % Innophos 19 % Prayon 14 % Chinese Producers 12% ǳ 1 ICL ’ s estimates 2018 2 CRU September 2018 POTASH IAS $/ tonne Global leadership In Bromine (Dead Sea) 39 % Albemarle (Dead Sea) 17 % USA (ALB, LXS) 23 % Chinese producers 10 % Others 11 % Global Bromine Production Capacity 1

ORGANIZATIONAL STRUCTURE ALIGNED WITH STRATEGY

Industrial Products division[1]

The global bromine market leader

$1.0B	5%	27%
YTD SALES	YoY Growth	OP. Margin

Phosphate Solutions division[1,2]

A leading provider of value added solutions for the industrial, food and agriculture end markets

$1.6B	(3%)	(9%)	6%
YTD SALES	YoY Growth (overall)	YoY Growth (specialty)	OP. Margin (overall)



BROMINE
PHOSPHATE
IAS
POTASH

Potash division[1]

Top-3 most competitive in each of our target markets

$1.2B	8%	22%
YTD SALES	YoY Growth	OP. Margin

IAS - Innovative Ag Solutions division[1]

Creating leadership in advanced crop nutrition and agri-centric solutions

$0.6B	(5%)	4%
YTD SALES	YoY Growth	OP. Margin

1 Including inter-division sales, segment G&A expenses.

2 Phosphate Solutions division sales after setoffs of intra-division sales and profit, and excluding divested businesses

Sales numbers are rounded to the nearest $10M

ICL

8

LEADERSHIP STRATEGY ǵ POTASH

2,600 3,100 3,600 4,100 4,600 5,100 THE GLOBAL BROMINE MARKET LEADER 175 K TONNES of bromine were produced in 2018 NO. 1 World's leading elemental bromine producer, with 40 % of market production capacity SOLID LEADERSHIP 240 K TONNES of bromine compounds and 90 k tonnes of phosphorus compounds sold in 2018 NO . 1 Largest isotank fleet. Unparalleled knowledge and experience of handling all safety and environmental aspects BROMINE PRICES IN CHINA Strict enforcement of environmental and safety regulations in China, the depletion of Chinese resources and our superior quality enable us to capitalize on our leading market position ǭǬ INDUSTRIAL PRODUCTS UNIQUE ADVANTAGE The Dead Sea has the highest concentration of bromine globally and is practically the only resource in the world that is not depleting 0.025 0.04 0.7 4 4 11 - 12 Bromine concentration (g/liter) $/ Tonne Source: Bloomberg

LEADERSHIP STRATEGY ǭǭ POTASH

ICL ’ S UNIQUE POSITION   MILLION TONNES of potash were produced in 2018 STRONG POSITION POTASH  0 % PRODUCED FROM THE DEAD SEA One of the world ’ s lowest cost sites due to evaporation process and logistic advantages ǭǮ 2000 2015 2022 E China India WELL ESTABLISHED IN GROWING MARKETS China, India and Brazil are about 80 % of ICL ’ s target markets Source: CRU Brazil LOWER COST AND FASTER TIME - TO - MARKET Shorter mine - to - port distances and shorter shipping routes to emerging markets 120 MILE 90 MILE Mediterranean Sea The Red Sea NO. 6 Potash manufacturer in the world The sole producer of polysulphate

ICL ’ S UNIQUE POSITION   MILLION TONNES of potash were produced in 2018 STRONG POSITION China, India and Brazil are about 80 % of ICL ’ s target markets POTASH LOWER COST AND FASTER TIME - TO - MARKET Shorter mine - to - port distances and shorter shipping routes to emerging markets Source: CRU China India IL Europe Brazil US ǭǯ 2000 2015 2022 E China India WELL ESTABLISHED IN GROWING MARKETS Brazil  0 % PRODUCED FROM THE DEAD SEA One of the world ’ s lowest cost sites due to evaporation process and logistic advantages NO. 6 Potash manufacturer in the world The sole producer of polysulphate

150 200 250 300 350 400 Potash Pricing trend ǭǰ CFR Brazil Sources: ICL US$/TONNE

LEADERSHIP STRATEGY ǭǱ POTASH

UNIQUE BACKWARD INTEGRATION MODEL 5 M TONNES of phosphate rock and 2,300 K tonnes of fertilizers produced in 2018 Over 90 % of phosphate rock u sed internally for fertilizers and specialty products AND VALUABLE INNOVATIVE PRODUCTS ICL is focused on value proposition - high - end solutions, original patents and creative proposals for food and industrial manufacturers ICL ’ S RECIPE FOR LEADERSHIP PHOSPHATE SOLUTIONS 1.2 M TONNES of g reen phosphoric acid produced in 2018 290 K TONNES of p urified phosphoric acid produced in 2018 ǭǲ ICL 24 % WITH A LEADING MARKET POSITION Source: ICL estimates (2017) Market Share – Specialty Phosphates – Europe, NA, and LatAm 1 Others 31 % Innophos 19 % Prayon 14 % Chinese Producers 12%

Phosphate Commodities Pricing Trends ǭǳ 1 Source: CRU DAP CFR INDIA 1 US$/TONNE TSP FOB MOROCCO 1 150 200 250 300 350 400 450 500 150 200 250 300 350 400 450 US$/TONNE

LEADERSHIP STRATEGY ǭǴ POTASH

INNOVATIVE AG SOLUTIONS CREATING LEADERSHIP

SPECIALTY FERTILIZERS - THE FOUNDATION FOR THE FUTURE

~850K TONNES
of soluble, liquid and controlled release fertilizer capacity

OVER 300
agronomists in sales and customer support

25 YEARS
of experience, know-how accumulation and R&D capability building

FASTEST GROWING
segment of the fertilizer market

FAST GROWING INDUSTRY

Market Dynamics 2006- 2016 (Mt)[1]



16% CAGR
0.4
1.8
6% CAGR
1.8
3.2

Controlled Release Fertilizers

Soluble Fertilizers

Potential market in 2026[1]: 4.5 Mt (10% CAGR)

Potential market in 2026[1]: 5.7 Mt (10% CAGR)

DIVERSIFIED PORTFOLIO

	Coated Fertilizers		Solubles / Straights				Liquids	
	SRF	CRF	Soluble NPK	MAP/ MKP	SOP/CN	NOP	Bulk Liquids	Foliar Liquids
ICL-SF	^	^	^	^			^	^
Compo	^	^	^					^
Haifa		^	^	^		^		
YARA			^		^			^
SQM		^	^		^	^		
Kingenta		^	^	^		^		

1 IFA publications, RAMS & Co analysis

ICL 19

Diminishing Arable Land Renewable Energy 5 G Electrification Growing Population Urbanization Dietary Shifts Regulations and Environmental Circular Economy Artificial Intelligence 20 Translating Megatrends and Unmet Needs Into New Innovation Initiatives

40 innovation projects with universities & startups within the last 5 years INNOVATION AT ICL R&D and Innovation Snapshot $ 55 M in 2018 300 FTEs 20 R&D centers globally 850 granted patents Ǯǭ • New Applications for ICL minerals • Products and formulations • Process efficiency • Technology • Machine learning Areas of innovation

INNOVATION AT ICL

Translating Megatrends and Unmet Needs Into New Innovation Initiatives

Renewable Energy

Bromine based flow batteries
Magnesium Hydride for Hydrogen Storage
Materials for Li-ion batteries
Molten salts for solar power

Increase Crop Yields

FertilizerpluS™ product lines
Increase availability of phosphates to plants
Plant Biostimulants
Nitrogen fixation for crops
Digital platform to manage & share Ag information

Advanced Materials

Scratch and abrasion resistant paints & coatings
Next generation of sustainable FRs
New Bromine applications

Increased Health Awareness

Patent-protected Meatless Meat solution
Natural, non-toxic magnesia-based deodorant
New biocides

Safety, Environment & Circular Economy

Fertilizer based on recycled phosphates
Li-ion batteries recycling (Urban mining)
Biodegradable coating for controlled release fertilizers
PSLoop consortium for polystyrene insulatin recycling
SAFR®-A Systematic Assessment for Flame Retardants

Operational Excellence

Industry 4.0 - Improve operational performance based on innovative technologies and creative thinking

ICL
22

FINANCIAL SUMMARY

Q 3 2019 Highlights Ǯǰ x Solid results with record cash generation x Sales of $ 1,325 million were 3 % lower than Q 3 2018 , mainly due to delays in the signing of potash supply contracts in Asia x Operating income was slightly higher at $ 201 million x EPS of $ 0.10 , in line with Q 3 2018 x Adjusted EBITDA was up by 4 % to $ 307 million. YTD adjusted EBITDA increased by 18 % x 6 - year record quarterly operating cash flow of $ 368 million, 88 % higher compared to Q 3 2018 . YTD operating cash flow almost doubled to $ 780 million x A dividend of ¢ 5 per share, reflecting a dividend yield (1) of more than 4 % x Important strategic milestones achieved by Industrial Products and Phosphate Solutions divisions, supporting ICL's future growth (1) LTM dividend yield

Q 3 2019 Results Summary ǮǱ $ millions Q 3 2019 Q3 2018 % change 1 - 9 / 2019 1 - 9 / 2018 % change Sales 1,325 1,371 (3%) 4,165 4,146 - Sales ) 1 ( excluding divested businesses 1,325 1,371 (3%) 4,165 4,096 2% Operating income 201 196 3% 668 1,353 (51%) Adjusted operating income 201 200 1% 672 539 25 % Adjusted EBITDA 307 295 4% 997 842 18 % Net income 130 129 1% 427 1158 63%)  Adjusted net income 130 134 (3%) 431 353 22% ) Presented in US dollars ( ) 2 ( EPS 0.10 0.10 - 0.33 0.91 ( 64%) Adjusted EPS ( Presented in US dollars ) 0.10 0.10 - 0.34 0.28 21 % Operating cash flow 368 196  780 396 97 % Adjusted operating income, adjusted EBITDA and operating cash flow for Q 3 2019 include a positive impact of the new IFRS 16 accounting standard in the amounts of $ 2 million, $ 15 million and $ 10 million respectively. (1) Excluding contributions from divested businesses of Rovita (divested in Q 3 2018 ) (2) EPS and adjusted EPS are calculated as net income and adjusted net income, respectively, divided by weighted - average diluted num ber of ordinary shares outstanding. See reconciliation table in the appendix of this presentation.

Growth trend in Most Main Operational Parameters – YTD View Ǯǲ $ millions Adjusted operating income, adjusted EBITDA and operating cash flow for Q 3 2019 include the impact of the new IFRS 16 accounting standard in the amounts of $ 2 million, $ 15 million and $ 10 million respectively. (1) Adjusted operating income and adjusted EBITDA excluding divested businesses are non - GAAP financial measures. See Appendix to thi s presentation for reconciliation tables. Adjusted operating income excluding divested businesses (1) Adjusted EBITDA excluding divested businesses (1) Operating cash flow Adjusted operating income Adjusted operating income margin Adjusted EBITDA Adjusted EBITDA margin Operating cash flow 369 383 536 672 80 180 280 380 480 580 680 1-9/2016 1-9/2017 1-9/2018 1-9/2019 708 674 837 997 1-9/2016 1-9/2017 1-9/2018 1-9/2019 709 570 396 780 1-9/2016 1-9/2017 1-9/2018 1-9/2019 16% 13% 24% 20% 10% 18% 10% 19% % %

Current Debt Summary Ǯǳ Q 3 2019 1 Q 2 2019 1 Q 1 2019 1 FY 2018 FY 2017 USD million 599 654 589 352 872 Long term loans from banks and others 1,502 1,491 1,483 1,463 1,516 Debentures 476 598 638 610 822 Short term credit from banks and others 2,577 2,743 2,710 2,425 3,210 Total financial liabilities (187) (219) (183) (213) (173) Financial assets 2,390 2,524 2,527 2,212 3,037 Net financial liabilities 1,319 1,307 1,263 1,164 1,059 EBITDA 1.8 1.9 2.0 1.9 2.9 Net Debt/EBITDA 1 Including liabilities due to implementation of the IFRS 16 accounting standard

Decreasing Net Debt/EBITDA Ratio ǮǴ 1 Net debt calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits Net debt/ Adj. EBITDA (1) 2.5 2.4 3.1 2.9 1.9 2.0 1.9 1.8 Q4 2014 Q4 2015 Q4 2016 Q4 2017 Q4 2018 Q1 2019 Q2 2019 Q3 2019

Successful Optimization of Debt Structure Ǯǵ Maturities as of September 30 , 2019 $ millions Available credit facilities as of September 30 , 2019 amounts to $ 1.1 billion Gross debt as of September 30 , 2019 : $ 2.3 bn (1) Average interest rate: 4.2 % USD 92 % Variable 20 % Banks and others 34% 4 % Fixed 80 % Debentures 66% 3% 1 % EUR Other CNY 1 Not including ~$ 300 million leasing liability due to implementation of IFRS 16 accounting standard 2019 2020 2021 2022 2023 2024 2025 2026 2038 88 28 341 122 273 475 0 46 600 320 Loans & debentures Securitization

Capital Allocation Approach ǯǬ Maintaining a balanced relationship between long - term growth, investment grade rating and shareholders ’ return Long - term value creation Maintain investment grade rating Shareholder ’ s return Financial Stability

KEY TAKEAWAYS ǯǭ SOLID PERFORMANCE IN AN INCREASINGLY CHALLENGING ENVIRONMENT STRONG CASH GENERATION STRATEGIC MILESTONES STRENGTHEN ICL ’ S LEADERSHIP POSITIONS, CREATING LONG - TERM VALUE

ǯǮ THANK YOU  com group. - icl www. visit us at

Appendix

ICL- 90 YEARS OF HISTORY

Establishing & growing operations in Israel

1920s – 1970s

Establishment of potash & bromine production at the Dead Sea

Establishment of Dead Sea Bromine and Negev Phosphates



Consolidating & expanding globally

1970s – 2014

Global M&A

Amfert – Netherlands	BK Guilini – Germany Astaris – US	Iberpotash – Spain Cleveland Potash – UK	YPH JV – China
Phosphates		Potash	Phosphates

Establishment of Rotem Amfert Negev & Bromine Compounds

Global expansion of bromine, phosphorous, magnesia and salts activities

The State of Israel issues 25% of ICL in the Tel Aviv Stock Exchange and sells 52% to Israel Corp

Listing of shares on the NYSE



Focusing on innovation and solidifying leadership

2000s –

Focus on value added solutions

Growth of specialty fertilizers

Transformation of YPH JV into production of specialty phosphates

ICL UK transition to exclusive production of polysulphate

Creation of the FertilizerspluS platform

Enhancement of global leadership and creation of innovative solutions



ICL

34

Production site Sales & marketing office 35%* 1% 22% 12% * Percentage of sales by main geographical areas, 2017 LEADING GLOBAL COMPANY 2% 3% ǯǱ 25%

provide competitive logistic advantage through proximity to ports & customers STRATEGIC LOCATIONS Access to the globally leading high - tech and agri - tech eco - system in Israel ~ driving innovation STARTUP NATION of chemistry, agronomy, synergy utilization and customer requirements accumulated over decades KNOW - HOW Low cost evaporation process at the Dead Sea with the highest mineral concentration globally . Only producer of polysulphate worldwide UNIQUE ASSETS ICL – STRATEGIC ADVANTAGES ǯǲ

CORE VALUES TOP TIER SAFETY PERFORMANCE AND ENVIROMENTAL RESPONSIBILITY EMPLOYER OF CHOICE LEVERAGING TECHNOLOGY AND INDUSTRIAL KNOW HOW TO MEET THE NEEDS OF OUR CUSTOMERS ADOPTING BEST PRACTICES FOR CORPORATE GOVERNANCE ǯǳ

Industrial Products

Enabling a variety of industries to enjoy safer products as well as more efficient and sustainable production ǯǵ CONSTRUCTION PHARMA & NUTRACEUTICAL AGRICULTURE ELECTRONICS ENERGY AUTOMOTIVE BIOCIDES Population Regulation & environmental awareness Standard of living INDUSTRIAL PRODUCTS

ǰǬ Percentage of 2018 sales 34% 27% 31 % Industrial Products Geographical Sales Distribution

ǰǭ Percentage of 2018 sales 66% 20% 14 % Bromine Phosphorus Specialty Minerals 40% 46% 14 % Flame Retardants Industrial Solutions Specialty Minerals By Minerals By Business Industrial Products Sales Distribution

ǰǮ (1) RM sourced from 3 rd parties Specialty Minerals plants : Israel France * Bromine compounds plants: Israel Netherlands China Phosphorus compounds plants: Germany USA MgCl Salts KCl Purchased (1) Customers Produced Industrial Products Supply Chain ( P 4 )

ǰǯ Source: ICL estimates, MarketsandMarkets Flame Retardants 41 % Brominated organic intermediates & Industrial 34 % Clear brine fluids 15 % Biocides 7 % Mercury Control 4% 280 280 120 120 170 165 70 50 80 90 2018 2023 Albemarle (Dead Sea) ICL (Dead Sea) Other USA (ALB & LXS) China 720 705 ICL - IP holds the largest bromine capacity Global bromine capacity by producer (KMT) Bromine demand by industry Average market utilization rate of 70 - 80 % Industrial Products Leading the Global Bromine Market

Major Trends and ICL Solutions ǰǰ Trends ICL ’ s Solutions Clean Air Mercury Emissions Control MERQUEL® Renewable energy Energy storage Electrolytes for Bromine Flow battery Electric car/ Autonomous car New generation polymeric FRs Home automation New generation polymeric FRs Water shortage and treatment New Biocides

MAIN GOALS A WORLD LEADER AND BEYOND Advocacy & Regulation Value over volume Increasing Demand via new bromine applications CONCRETING OUR GLOBAL LEADERSHIP OF THE BROMINE MARKET Enhancing complementary business ǰǱ INDUSTRIAL PRODUCTS

Potash

100 200 World Crop Production in 2005- 2007 Expansion of Arable Land Crop Rotation Increase in Yields World Crop Production in 2050 MEETING THE GLOBAL NEED TO FEED THE WORLD ’ S GROWING POPULATION Without an improvement in crop yields, the demand for food will far outpace production POTASH Grain production (indexed to 100 ) 9% 14% 77 % Source: FAO ǰǳ 0.16 0.24 0.32 0.40 0.48 3 4 5 6 7 8 9 10 11 1961 1972 1983 1994 2005 2016 2027E 2038E 2049E World Arable Land Projections World population (Bn) Arable land (Ha/Person)

World Main Crops Long Term Forecast Consumption, Stock and Stock to Use Ratio ǰǴ Source: OECD - FAO Agricultural Outlook 2017 - 2027 (Jul 2018 ) 16% 20% 24% 28% 32% 36% 40% 44% 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Stock to Use Ratio Billion Tonnes Wheat Coarse Grains Rice Oilseeds Ending stocks Stock to Use Stock to use Ratio Consumption

World Grains Production & Consumption: Current Stock to Use Ratio ǰǵ Sources: USDA ( November 2019 ) 35.7% 26.3% 25.1% 31.6% 16.7% 19.8% 31.4% 30.2% 29.7% 14% 16% 18% 20% 22% 24% 26% 28% 30% 32% 34% 36% 38% 0.5 0.6 0.7 0.8 0.9 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 2.0 2.1 2.2 2.3 2.4 2.5 2.6 2.7 1960/61 1962/63 1964/65 1966/67 1968/69 1970/71 1972/73 1974/75 1976/77 1978/79 1980/81 1982/83 1984/85 1986/87 1988/89 1990/91 1992/93 1994/95 1996/97 1998/99 2000/01 2002/03 2004/05 2006/07 2008/09 2010/11 2012/13 2014/15 2016/17 2018/19 Billion Tonne Consumption Production Stock to Use

ICL ’ s Potash Market Share in Fast Growing Markets ǱǬ 4.6 Mt 10.0 Mt 7.5 Mt Total Import 2018 4.5 Mt 9.2 Mt 7.5 Mt Total Import 2017 10% 25% 25% 16% 20% 4 % APC BPC Canpotex ICL Uralkali K+S 5% 20% 23% 9% 29% 14 % SQM BPC Uralkali K+S Canpotex ICL 20% 23% 31% 12% 9% 5 % Uralkali BPC Canpotex ICL APC Others India Brazil China Sources: ANDA, Chinese Customs, Fertilizer Association of India 31% 16% 13% 23% 15% 2 % Canpotex Uralkali APC BPC ICL K & S 30% 24% 2% 19% 12% 13 % Canpotex Uralkali SQM BPC ICL K&S 21% 19% 38% 4% 11% 3% 4 % Uralkali BPC Canpotex APC ICL K+S Other

ICL UK: The World ’ s Only Producer of Polysulphate Ǳǭ A PREMIUM NICHE FERTILIZER WITH UNIQUE BENEFITS Mineral Attributes ▪ Multi - nutrients ▪ Extended Availability ▪ Natural fertilizer ICL ’ s Advantages ▪ Sole producer ▪ Existing infrastructure ▪ Market position 0 1,000 2,000 3,000 2016 2017 2020 LT potential Market Demand Outlook (million tonnes)  % S 14 % K 17 % Ca 6 % Mg 15 % Other

POTASH OUR GOALS To be Among the Top - 3 most competitive players in in our strategic markets Maintain stable production of about 5 million tonnes per year Improve cost competitiveness by 10 % within 5 years Produce 1 million tonnes of polysulphate in the UK by 2020 TOP - 3 5 MT 10% 1 M ǱǮ

Phosphate Solutions

Phosphate Solutions: Backward Integrated Value Chain Ǳǰ Phosphate Green Phosphoric Acid SSP, TSP Pure Phosphoric Acid Food additives Controlled & slow release fertilizers Liquid & water soluble fertilizers Industrial phosphate Salts and acids Phosphate Specialty Fertilizers Downstream Specialties

PHOSPHATE SOLUTIONS - FOOD Essential ingredient for the food industry We enrich sports drinks with ESSENTIAL MINERALS We help Cola drinks BITE We enhance TASTE & MOUTH FEEL of meat and meatless products We help Dairy Products have the right TEXTURE & LAST LONGER We help bakery products RISE ǱǱ

Food Specialties: Markets and Competition Ǳǲ Food Phosphates, Blends & Multi - Blends Dairy and Protein Spices

Serving a wide range of industrial markets Oil drilling Mining Oral care Cleaning products Metals Leather Construction Asphalt Paints & coatings - INDUS T RIAL Ǳǳ PHOSPHATE SOLUTIONS Water treatment

Phosphoric Acid Pricing Trends ǱǴ 1 Source: CRU 2 Global price index for Food Grade White Phosphoric Acid, from ICL internal sources. Prices are indexed to Q 1 2015 average PHOSPHORIC ACID CFR INDIA 1 US$/TONNE WHITE PHOSPHORIC ACID PRICE INDEX 2% 500 550 600 650 700 750 800 850 80 85 90 95 100 105

Ǳǵ 2.5 M TONNES of phosphate rock production capacity 480 K TONNES Of fertilizers were produced during 2018 TARGETING A SHIFT TOWARDS SPECIALTIES ▪ Top line growth targeted through a shift to specialties by, among other things, the construction of a Purified Phosphoric acid facility with a 70 KT P 2 O 5 capacity ▪ Shift to specialties & continuous focus on efficiencies expected to further drive margin expansion 630 K TONNES of g reen phosphoric acid were produced in 2018 65 K TONNES of p urified phosphoric acid were produced in 2018 Growth in production, improving market conditions and efficiency measures resulted in a positive operating income 1 in 2018 GROWING PRODUCTION AND FINANCIAL METRICS Chinese Producers 12 % UNIQUE BACKWARD INTEGRATION MODEL YPH JV – ICL ’ s Integrated Phosphate Platform in China 2016 2017 2018 Q 3 ’ 19 YTD $ million 377 363 387 273 Sales (76) (19) 9 19 Operating 1 income 1 Excluding a $ 6 million inventory write - off

OUR GOALS A leading provider of value added solutions for the industrial, food and agriculture end markets Geographic expansion Innovation new applications & solutions Increase capacity of purified phosphoric acid, the base raw material for our downstream specialty products & solutions Value based product positioning Outgrow the market ǲǬ PHOSPHATE SOLUTIONS

Innovative Ag Solutions

ICL’s Leadership in the Specialty Fertilizers Market ǲǮ 2010 2011 04 2011 05 2012 Xcalibur (USA) 11 2012 09 2014 1993

ICL Specialty Fertilizers: Our Strengths ǲǯ ▪ Leader in Key Markets ▪ Access to P and K resources, unique access to Polysulphate ▪ Wide Portfolio with well established brands & unique products ▪ Profound agronomic knowledge & strong professional sales force ▪ Advanced P and K chemistry ▪ Advanced and flexible manufacturing technologies ▪ Efficient Supply Chain ▪ Leveraging on supporting global trends

Our Core Markets and Products Today ǲǰ Specialty Agriculture Fruit, vegetables & arable crops Ornamental Horticulture Nursery stock, perennials, pot & bedding plants Turf & Landscape Golf courses, sports fields & landscape Turf & Landscape Golf courses, sports fields & landscape Liquid Fertilizers Growing Media Grass Seeds Water Soluble Fertilizers ( WSF) Controlled Release Fertilizers ( CRF) Straights ( MAP / MKP / Pekacid) Plant Protection Products Adjuvants Water Conservation Agents Liquid Fertilizers Slow Release Fertilizers 68 % OF 2018 SALES (1) 23 % OF 2018 SALES (1) 9 % OF 2018 SALES (1) (1) Excluding sales of traded chemicals

Specialty Fertilizers and Bio Solutions Have Became An Important Part of the Ag Input ǲǱ Others, 32 % Traditional Fertilizers, 63 % Specialty Fertilizers 3.5% ~$ 150 bn Nontraditional application of nutrients (i.e. Soluble, Liquids and Coated) Advanced bio solutions for plant nutrient and protection Bio Solutions 1.5 % Micro Nutrients 1 % Nutrients consumed in small quantities 2 N,P,K and Secondary nutrients 1 Specialty Fertilizers market / ~$ 9 bn 1 Calcium, Magnesium and Sulfate 2 iron, cobalt, chromium, copper, iodine, manganese, selenium, zinc and molybdenum

THE PERFECT STORM CHANGE FOOD COMPANIES WILL DRAMATICALLY GROW MORE WITH LESS AGRICULTURE MUST FIND A WAY TO GROUNDBREAKING SOLUTIONS STARTUP COMPANIES CREATE 2 B MORE PEOPLE WITHIN 20 YEARS POPULATION GROWTH Positions ICL ’ s Ag businesses on a path for growth ǲǲ

Creating leadership in advanced crop nutrition and farmer centric solutions INNOVATIVE AG SOLUTIONS UNIQUE R&D CAPABILITIES Rely on decades of chemical and industrial knowledge to establish ICL as an agro - tech solution leader GET CLOSER TO GROWER Through expansion of our offering and our geographical footprint. Utilize M&A and partnerships potential PORTFOLIO Develop new advanced specialty fertilizers, including niche products, to expand our Value - added product portfolio GROWTH Grow specialty fertilizers sales from $ 700 million to $ 1 billion in five years while Improving operating margins INNOVATION Leveraging technology and industrial know how via collaboration with agronomists and scientists in order to benefit our customers DIGITAL TRANSFORMATION Leveraging precision agriculture in order to offer farmers advanced digital solutions ǲǳ

ICL AIMS TO OFFER FARMERS CUTTING - EDGE SOLUTIONS ǲǴ

PRESENT&FUTURE LEADERSHIP STRATEGY ǲǵ POTASH

ǳǬ THANK YOU  com group. - icl www. visit us at

Segment Profit Before and After G&A Expenses

Starting from Q1 2019, ICL's management will measure, and accordingly present in its reports, the results of its business divisions (operating segments) after allocation of general and administrative (G&A) expenses per each division. The purpose of the table below is to assist investors and analysts to prepare accordingly for the publication of the Company's results for the first quarter of 2019. The updated reporting format of the division results will also assist investors who are interested in calculating the EBITDA for each segment separately, and not merely on the corporate level. It should be noted that the allocation of G&A expenses with respect to comparison periods was made for convenience purposes only, and changes may occur in the allocation methodology in future periods.

Operating Income	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018	Q1 2019	Q2 2019	Q3 2019
Industrial Products (Bromine)													
Profit before allocated G&A expenses	77	76	77	73	303	78	94	95	83	350	108	105	99
Allocated G&A expenses (income)	11	17	14	14	56	12	13	12	13	50	11	12	11
Segment profit	66	59	63	59	247	66	81	83	70	300	97	93	88
Potash													
Profit before allocated G&A expenses	37	61	65	119	282	62	76	97	158	393	98	123	99
Allocated G&A expenses (income)	21	21	21	21	84	19	20	19	20	78	19	18	16
Segment profit	16	40	44	98	198	43	56	78	138	315	79	105	83
Phosphate Solutions													
Profit before allocated G&A expenses	37	37	52	23	149	52	55	63	38	208	63	58	57
Allocated G&A expenses (income)	26	22	24	24	96	24	24	23	24	95	28	26	25
Segment profit	11	15	28	(1)	53	28	31	40	14	113	35	32	32
Innovative Ag Solutions													
Profit before allocated G&A expenses	20	19	9	8	56	25	23	7	2	57	21	21	6
Allocated G&A expenses (income)	7	6	7	7	27	7	7	8	6	28	8	9	8
Segment profit	13	13	2	1	29	18	16	(1)	(4)	29	13	12	(2)
Other & elimination													
Profit before allocated G&A expenses	2	-	(4)	(3)	(5)	(2)	4	2	(5)	(1)	14	(12)	2
Allocated G&A expenses (income)	1	(1)	(6)	4	(2)	8	(2)	1	(1)	6	(3)	-	2
Segment profit	1	1	2	(7)	(3)	(10)	6	1	(4)	(7)	17	(12)	-
ICL													
Total adjusted operating income before G&A expenses	173	193	199	220	785	215	252	264	276	1,007	304	295	263
G&A expenses	66	65	60	70	261	70	62	63	62	257	63	65	62
Adjusted operating income - excl. divestments	**107**	**128**	**139**	**150**	**524**	**146**	**190**	**200**	**214**	**750**	**241**	**230**	**201**
Divested businesses' contribution*	9	25	76	18	128	5	(2)	-	-	3	-	-	-
Adjusted operating income	**116**	**153**	**215**	**168**	**652**	**151**	**188**	**200**	**214**	**753**	**241**	**230**	**201**

ICL

* Divested businesses include the Fire Safety and Oil Additives businesses. In 2018 Divested businesses also include Rovita

71

Reconciliation Tables ( 1 / 3 ) ǳǮ (1) See detailed reconciliation table in the Q 3 2019 6 - K Calculation of adjusted income before tax ($ millions) Q3 19 Q3 18 FY2018 Adjusted operating income 201 200 753 Finance expenses (32) (23) (158) Share in earnings (losses) of equity - accounted investees and adjustments to financial expenses - 2 13 Adjusted income before tax 169 179 608 Calculation of adjusted net income excluding divested businesses to net income Q3 2019 Q3 2018 Q1 - Q3 2019 Q1 - Q3 2018 Net income attributable to the shareholders of the Company 130 129 427 1,158 Total adjustments to operating income (1) - 4 4 (814) Adjustments to finance expenses (1) - 3 - 3 Total tax impact of the above operating income & finance expenses adjustments (1) - (2) - 6 Contribution from divested businesses - - - 1 Total adj. net income excluding divested businesses - shareholders of the Company 130 134 431 354 Weighted - average diluted number of ordinary shares outstanding 1,283,675 1,278,780 1,283,401 1,276,564 Adjusted EPS excluding divested businesses (US dollar) 0.10 0.10 0.34 0.28

Reconciliation Tables (2/3)

Calculation of adjusted operating income and adjusted operating income excluding divested businesses	Q1-Q3 2019	Q1-Q3 2018	Q1-Q3 2017	Q1-Q3 2016
Operating income	**668**	**1,353**	**440**	**(75)**
Capital gain		(841)	(6)	1
Impairment loss (reversal)	(10)	19	18	489
Provision for early retirement and dismissal of employees	-	7	15	26
Provision for legal claims	14	1	11	7
Provision for electricity charges	-	-	-	(16)
Provision in respect of prior periods resulting from an arbitration decision	-	-	6	10
Total adjustments[(1)]	**4**	**(814)**	**44**	**517**
Divested businesses' profit	-	(3)	101	73
Adjusted operating income excluding divested businesses	**672**	**536**	**383**	**369**

Calculation of adjusted EBITDA excluding divested businesses to net income	Q1-Q3 2019	Q1-Q3 2018	Q1-Q3 2017	Q1-Q3 2016
Net income attributable to the shareholders of the Company	427	1,158	209	(154)
Depreciation and Amortization	330	296	286	306
Financing expenses, net	104	92	99	113
Taxes on income	132	110	145	5
Adjustments[(1)]	4	(814)	44	517
Contribution from divested businesses	-	(5)	(109)	(79)
Adjusted EBITDA excluding divested businesses	**997**	**837**	**674**	**708**

ICL

(1) See detailed reconciliation table "**Adjustments to reported operating and net income (Non-GAAP)**" in the Q3 2019 6-K

73

Reconciliation Tables ( 3 / 3 ) ǳǰ (1) See detailed reconciliation table “ Adjustments to reported operating and net income (Non - GAAP) ” in the Q 3 2019 6 - K Calculation of adjusted operating income and adjusted operating income excluding divested businesses ($ millions) Q3 19 Q2 19 Q1 19 Q4 18 Q3 18 Q2 18 Q1 18 Operating income 201 240 227 166 196 172 985 Capital gain - - - - - - (841) Impairment loss (reversal) - (10) - - 3 16 - Provision for early retirement and dismissal of employees - - - - - - 7 Provision for legal claims - - 14 30 1 - - Provision for closure costs - - - 18 - - - Total adjustments (1) - (10) 14 48 4 16 (834) Adjusted operating income 201 230 241 214 200 188 151 Divested businesses’ profit - - - - - 2 (5) Adjusted operating income excluding divested businesses 201 230 241 214 200 190 146 Calculation of adjusted EBITDA excluding divested businesses to net income ($ millions) Q3 19 Q2 19 Q1 19 Q4 18 Q3 18 Q2 18 Q1 18 Net income attributable to the shareholders of the Company 130 158 139 82 129 101 928 Depreciation and Amortization 110 109 111 107 94 105 97 Financing expenses, net 32 37 35 66 23 54 15 Taxes on income 35 46 51 19 45 20 45 Adjustments (1) - (10) 14 48 4 16 (834) Contribution from divested businesses - - - - - 2 (7) Adjusted EBITDA excluding divested businesses 307 340 350 322 295 298 244

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Corporate Secretary

Date: December 18, 2019